EXHIBIT 3.1
RESTATED CERTIFICATE OF INCORPORATION
OF
STEMCELLS, INC.
     STEMCELLS, INC. (“Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), hereby certifies as follows:
1. The name of the Corporation is StemCells, Inc. StemCells, Inc. was originally incorporated under the name Cellular Transplants, Inc. and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on August 2, 1988. The original Certificate of Incorporation was then restated on February 14, 1992 to change the name of the corporation to Cytotheraputics, Inc. The certificate of incorporation as restated was further amended on May 24, 2000 to change the name of the corporation to StemCells, Inc.
2. This Restated Certificate of Incorporation, which restates and integrates but does not further amend the Restated Certificate of Incorporation of the Corporation, was duly adopted in accordance with the provisions of Section 245 of the GCL, and was approved by written consent of the directors of the Corporation given in accordance with the provisions of Section 141 of the GCL.
3. The text of the Restated Certificate of Incorporation of the Corporation is hereby restated to read in its entirety as follows:
     ONE. The name of this corporation is StemCells, Inc.
     TWO. The address of the corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such office is The Corporation Trust Company. The nature of the business or the purposes to be conducted by this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.
     THREE. The total number of shares of stock that this Corporation shall have authority to issue is 126,000,000, consisting of 125,000,000 share of Common Stock, with a par value of $.01 per share (the “Common Stock”), and 1,000,000 shares of Undesignated Preferred Stock with a par value of $.01 per shares (the “Undesignated Preferred Stock”).
     The relative rights, preferences, privileges and restrictions granted to or imposed on the respective classes of the shares of capital stock or the holders thereof are as follows:

Section 1.	Designation and Amount. The shares of such series shall be designated as “Junior Preferred Stock” (the “Junior Stock”) and the number of shares constituting such series shall be 450,000. The number of shares of Junior Stock may be increased or decreased by a resolution duly adopted by the Board of Directors, but may not be decreased below the number of shares of Junior Stock then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon conversion of any outstanding securities convertible into Junior Stock.

Section 2.	Dividends and Distributions.
(a)	Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Junior Stock with respect to dividends, the holders of shares of Junior Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the last day of March,

June, September and December in each year (each such date being referred to herein as a “Quarterly Dividend Payment Date”), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Junior Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment set forth in Section 8 hereof, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, par value $.01 per share, of the Corporation (the “Common Stock”) or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Junior Stock.

(b)	The Corporation shall declare a dividend or distribution on the Junior Stock as provided in paragraph (a) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of or a subdivision with respect to Common Stock); provided, however, that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Junior Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(c)	Dividends shall begin to accrue and be cumulative on outstanding shares of Junior Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Junior Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Junior Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Junior Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Junior Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than 60 days prior to the date fixed for the payment thereof.

Section 3.	Voting Rights. The holders of shares of Junior Stock shall have the following rights:
(a)	Subject to the provisions for adjustment set forth in Section 8 hereof, each share of Junior Stock shall entitle the holder thereof to one hundred votes on all matters submitted to a vote of the stockholders of the Corporation.

(b)	Except as otherwise provided herein or required by applicable law, the holders of shares of Junior Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(c)	Except as set forth herein or required by applicable law, holders of Junior Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4.	Certain Restrictions.
(a)	Whenever quarterly dividends or other dividends or distributions payable on the Junior Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Junior Stock outstanding shall have been paid in full, the Corporation shall not:

i.	declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Junior Stock;

ii.	declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Stock, except dividends paid ratably on the Junior Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

iii.	redeem or purchase or otherwise acquire for consideration shares of any stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Junior Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such parity stock (A) in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Junior Stock or (B) in accordance with subparagraph (iv) of this Section 4(a); or

iv.	redeem or purchase or otherwise acquire for consideration any shares of Junior Stock, or any shares of stock ranking on a parity with the Junior Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of the outstanding shares of such stock upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.
(b)	The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (a) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5.	Required Shares. Any shares of Junior Stock redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein.

Section 6.	Liquidation, Dissolution or Winding Up.
(a)	Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of Common Stock or any other stock of the Corporation ranking junior (upon liquidation, dissolution or winding up) to the Junior Stock, unless, prior thereto, the holders of share of Junior Stock shall have received $100.00 per share plus an amount equal to all accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the “Junior Liquidation Preference”). Following the payment of the full amount of the Junior Liquidation Preference, no additional distributions shall be made to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Common Stock (which term shall include, for the purposes only of this Section 6, any series of the Corporation’s Preferred Stock ranking on a parity with the Common Stock upon liquidation, dissolution or winding up) shall have received an amount per share (the “Common Adjustment”) equal to the quotient obtained by dividing the Junior Liquidation Preference by 100 (as appropriately adjusted as set forth in Section 8 hereof to reflect such events as stock splits, stock dividends and recapitalization with respect to the Common Stock; such number in this clause (ii), as the same may be adjusted from time to time, is hereinafter referred to as the “Adjustment Number”. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then any remaining assets shall be distributed ratably to the holders of Common Stock. Following the payment of the full amount of the Junior Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Junior Stock and Common Stock, respectively, holders of shares of Junior Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of any remaining assets to be distributed in the ratio of the Adjustment Number to one (1) with respect to such Junior Stock and Common Stock, on a per share basis, respectively.

(b)	In the event, however, that there are not sufficient assets available to permit payment in full of the Junior Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Junior Stock, then any remaining assets shall be distributed ratably to the holders of the Junior Stock and the holders of such parity stock in proportion to their respective liquidation preferences.

(c)	None of the merger or consolidation of the Corporation into or with any other entity, the sale of all or substantially all of the property and assets of the Corporation or the distribution to the stockholders of the Corporation of all or substantially all of the consideration for such sale, unless such consideration (apart from the assumption of liabilities) or the net proceeds thereof consists substantially entirely of cash, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 6.

(d)	Each share of Junior Stock shall stand on a parity with each other share of Junior Stock or any other series of the same class of Preferred Stock upon voluntary or involuntary liquidation, dissolution or distribution of assets or winding up of the Corporation.

Section 7.	Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the outstanding shares of Junior Stock shall at the same time be similarly exchanged or changed in an amount per share (subject to the provision for adjustment set forth in Section 8 hereof) equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

Section 8.	Certain Adjustments. In the event the Corporation shall at any time declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then, in each such case, the amounts set forth in Sections 2(a) and (b), 3(a), 6(a) and 7 hereof with respect to the multiple of cash and non-cash dividends, votes, the Junior Liquidation Preference and an aggregate amount of stock, securities, cash and/or other property referred to in Section 7 hereof, shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 9.	Ranking. The Junior Stock shall rank pari passu with (or if determined by the Board of Directors in any vote establishing any other series of Preferred Stock, either senior and prior in preference to, or junior and subordinate to, as the case may be) each other series of Preferred Stock of the Corporation with respect to dividends and/or preference upon liquidation, dissolution or winding up.

Section 10.	Redemption. The shares of Junior Stock may be purchased by the Corporation at such times and on such terms as may be agreed to between the Corporation and the redeeming stockholder, subject to any limitations which may be imposed by law or the Restated Certificate of Incorporation, as amended.

Section 11.	Amendment. The Restated Certificate of Incorporation of the Corporation, as amended, shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Junior Stock so as to effect them adversely without the affirmative vote of the holders of two-thirds or more of the outstanding shares of Junior Stock, voting together as a single class.

Section 12.	Fractional Shares. Junior Stock may be issued in fractions of a share which shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Junior Stock.
     FIVE. The corporation is to have perpetual existence.
     SIX. In furtherance and not in limitation of the power conferred upon the Board of Directors by law, the Board of Directors shall have the power to make, adopt, alter, amend and repeal from time to time By-Laws of this Corporation, subject to the right of the stockholders entitled to vote with respect thereto to amend or repeal By-Laws made by the Board of Directors as provided for in this Restated Certificate of Incorporation. The affirmative vote of 80% of the total number of votes of the then outstanding shares of capital stock of this Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the adoption, amendment or repeal of By-Laws by the stockholders of this Corporation.
     SEVEN. If at any time this Corporation shall have a class of stock registered pursuant to the provisions of the Securities Exchange Act of 1934, for so long as such class is so registered, any action by the stockholders of such class must be taken at an annual or special meeting of stockholders and may not be taken by written consent.
     EIGHT. A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liability is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. No amendment or repeal of this Section EIGHT shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
     NINE. The Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Corporation of while a director or officer is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation preparation to defend of defense or such action, suit, proceeding or claim; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this Section EIGHT shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this Section NINE shall not adversely affect any right or protection of a director or officer of the Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.
     TEN. Advance notice of new business and stockholder nominations for the election of directors shall be given in the manner and to the extent provided in the By-laws of the corporation. Elections of directors need not be by written ballot unless the By-laws of the corporation shall so provide.
     ELEVEN. The Board of Directors of this Corporation, when evaluating any offer of another party (a) to make a tender or exchange offer for any equity security of this Corporation or (b) to effect a business combination, shall, in connection with the exercise of its judgment in determining what is in the best interests of this Corporation as a whole, be authorized to give due consideration to any such factors as the Board of Directors determines to be relevant, including, without limitation:
(i)	the interests of this Corporation’s stockholders, including the possibility that these interests might be best served by the continued independence of the corporation;

(ii)	whether the proposed transaction might violate federal or state laws;

(iii)	not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of this Corporation, but also to the market price for the capital stock of this Corporation over a period of years, the estimated price that might be achieved in a negotiated sale of this Corporation as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and this Corporation’s financial condition and future prospects; and

(iv)	the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with this Corporation, upon the communities in which this Corporation conducts its business and upon the economy of the state, region and nation.
In connection with any such evaluation, the Board of Directors is authorized to conduct such investigations and engage in such legal proceedings as the Board of Directors may determine.
     TWELVE. Notwithstanding any other provisions of this Restated Certificate of Incorporation or the By-Laws (and notwithstanding the fact that a lesser percentage may be specified by law, this Restated Certificate of Incorporation or the By-Laws of this Corporation), the affirmative vote of 80% or the total number of votes of the then outstanding shares of capital stock of this Corporation entitled to vote generally in the election of directors, voting together as s single class, shall be required to amend or repeal, or to adopt any provision inconsistent with the purpose or intent of Sections FIVE, SIX, SEVEN, EIGHT, NINE, TEN, ELEVEN and this Section TWELVE. Notice of any such proposed amendment, repeal or adoption, shall be contained in the notice of the meeting at which it is to be considered. Subject to the provisions set forth herein, this Corporation reserves the right to amend, alter, repeal or rescind any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by law.
     IN WITNESS WHEREOF, said StemCells, Inc. has caused this Restated Certificate of Incorporation to be signed by Martin McGlynn, its President, this 21st day of August, 2006.

STEMCELLS, INC.
By:	/s/ Martin McGlynn
	Name:	Martin McGlynn
	Title:	President and Chief Executive Officer